                                                                Exhibit 11(c)(3)


                                  May 18, 1998





Morrison Restaurants Inc.
3300 Highlands Parkway
Suite 130
Atlanta, Georgia 30082
Attention: Chairman

Gentlemen:

         Reference is made to the Plan and Agreement of Merger dated the 22nd of April 1998, (the "Agreement") by and between Piccadilly Cafeterias, Inc. ("Piccadilly") and Morrison Restaurants Inc. ("Morrison"). Section 2.1(d) of the Agreement provides that a holder of an option to acquire shares of Morrison Common Stock that was outstanding as of the date of the Agreement (to the extent such option had been granted under plans or agreements set forth in Exhibit 2.7(d) of the Disclosure Schedule) is entitled to receive, in cancellation and settlement thereof, an amount equal to the product of (i) the number of shares covered by such option, and (ii) the excess of $5.00 (the "Tender Price") over the exercise price of the option. Section 2.1(d) further provides that the foregoing payment is to be made no later than the date payment is made for shares tendered by Morrison shareholders pursuant to the tender offer contemplated by the Agreement (the "Acceptance Date").

         Subsequent to the execution of the Agreement, Piccadilly was advised by Morrison that the Agreement and the accompanying Disclosure Schedule prepared by Morrison did not quantify the potential issuance, following the date of the Agreement, of shares of Morrison Common Stock, as well as options to acquire additional shares of Morrison Common Stock, under Morrison's Management Stock Option Program (the "Program"). Under the terms of the Program, certain eligible employees were afforded the opportunity to accumulate an equity position in Morrison on a fiscal quarterly basis.

         By letter dated March 23, 1998, Morrison notified 61 employees (the "Notified Employees") that they had the right, based on the achievement of specified performance goals for the fiscal quarter ended February 28, 1998, to purchase (the "Purchase Right") either $3,000 or $8,000 in value of newly issued shares of Morrison's common stock (the "Base Shares") at the price of $2.8125 per share, which was the per share closing sales price of Morrison Common Stock on the last day of such fiscal quarter (such price being referred to herein as the "Purchase Price"). The Purchase Right was exercisable by each of the Notified Eligible Employees until April 30, 1998, and, if exercised, a Notified Employee would receive, in addition to the Base Shares, (i) additional shares of Morrison Common Stock equal to 15% of the number of shares purchased upon exercise of the Purchase Right

Morrison Restaurants Inc.
May 18, 1998
Page 2


(the "Bonus Shares"), and (ii) options to acquire a number of shares of Morrison Common Stock (the "Option Shares") equal to the product of (A) 3 and (B) the sum of the Base Shares and Bonus Shares, such options being exercisable for the Purchase Price.

         Morrison has represented to Piccadilly that 18 of the Notified Employees (the "Electing Employees") have taken the necessary actions to exercise the Purchase Right and that such Electing Employees have the right to receive 21,791 Base Shares, 3,269 Bonus Shares, and options to acquire 75,180 shares of Morrison Common Stock. Morrison has further represented to Piccadilly that no other employee participant in the Program has taken the actions necessary to exercise the Purchase Right.

         Morrison and Piccadilly agree that in lieu of the issuance of the Base Shares, Bonus Shares and options for the Option Shares, it is more expeditious, and consistent with the treatment of other outstanding options to acquire shares of Morrison Common Stock, to arrange for a cash payment in satisfaction and cancellation thereof to be made by Piccadilly to each of the Electing Employees. Accordingly, Piccadilly agrees that no later than the Acceptance Date, it shall pay, or arrange to be paid, to each of the Electing Employees who has countersigned the letter attached hereto as Appendix A, the following:

         (i) with respect to each Base Share that an Electing Employee would otherwise have been entitled to receive, an amount equal to the difference between the Tender Price and the Purchase Price;

         (ii) with respect to each Bonus Share that an Electing Employee would otherwise have been entitled to receive, an amount equal to the Tender Price; and

         (iii) with respect to each Option Share, the difference between the Tender Price and the Purchase Price.

         Morrison also agrees to use commercially reasonable efforts to obtain from the following persons the written consent to the cancellation, on the terms provided in Section 2.1(d) of the Agreement, of all options to purchase Morrison Common Stock held by them: Samuel Beall, E. E. Bishop, Robert J. Theis, all persons holding options granted under the 1987 Morrison Restaurants Inc. Stock Bonus Plan and all persons holding options granted under the Morrison Inc. Stock Incentive and Deferred Compensation Plan for Directors.

         Morrison agrees to deliver the letter attached as Appendix A to each Electing Employee promptly and to use commercially reasonable efforts to secure the consent of the Electing Employee provided therein.

Morrison Restaurants Inc.
May 18, 1998
Page 3


         If the foregoing letter is acceptable to you, please so indicate by countersigning in the space provided below.

                                                  PICCADILLY CAFETERIAS, INC.


                                                  By: /s/ RONALD A. LABORDE
                                                     --------------------------
                                                          Ronald A. LaBorde
                                                         President and Chief
                                                          Executive Officer

Agreed to and accepted this 19th

day of May, 1998.

MORRISON RESTAURANTS INC.


By:  /s/ RONNIE L. TATUM
   -------------------------